Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA COMPLETE OVERVIEW OF THE RESULTS FOR THE FIRST QUARTER 2019 May 2, 2019 Investor Relations phone: +49 6172 609 2525 email: ir@fmc-ag.com Content: Statement of earnings Segment information Balance sheet Cash flow Revenue development Key metrics Quality data Reconciliation Reconciliation non-IFRS page 2 page 3 page 4 page 5 page 6 page 7 page 8 page 9 page 10 Disclaimer This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release. Copyright by Fresenius Medical Care AG & Co. KGaA

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited

	Three month ended March 31			
	2019	**2018**	Change	Change at cc
Health Care Services	3,317	3,209	3.4%	-2.1%
Health Care Products	816	767	6.3%	4.3%
Total revenue	**4,133**	**3,976**	**3.9%**	**-0.8%**
Costs of revenue	2,867	2,773	3.4%	-1.3%
Gross profit	1,266	1,203	5.2%	0.2%
Selling, general and administrative	715	679	5.4%	0.0%
(Gain) loss related to divestitures of Care Coordination activities	-	13	n.a.	n.a.
Research and development	34	32	5.4%	3.0%
Income from equity method investees	(20)	(18)	11.9%	11.5%
Operating income (EBIT)	**537**	**497**	**8.0%**	**3.2%**
Operating income margin in %	13.0%	12.5%		
Interest income	(28)	(25)	12.5%	9.4%
Interest expense	136	108	26.0%	20.3%
Interest expense, net	108	83	30.0%	23.6%
Income before taxes	**429**	**414**	**3.6%**	**-0.8%**
Income tax expense	101	84	19.8%	15.3%
Net income	**328**	**330**	**-0.6%**	**-5.0%**
Net income attributable to noncontrolling interests	57	51	11.4%	3.3%
Net income attributable to shareholders of FMC-AG & Co. KGaA	**271**	**279**	**-2.8%**	**-6.5%**
Operating income (EBIT)	**537**	**497**	**8.0%**	**3.2%**
Depreciation and amortization	362	175	107.1%	96.6%
EBITDA	**899**	**672**	**33.8%**	**27.6%**
EBITDA margin in %	21.8%	16.9%		
Weighted average number of shares	306,659,364	306,453,070		
Basic earnings per share	**€0.88**	**€0.91**	**-2.9%**	**-6.5%**
Basic earnings per ADS	**€0.44**	**€0.45**	**-2.9%**	**-6.5%**

Based on the IFRIC agenda decision relating to the applicability of IAS 12 to the accounting for interest and penalties related to income taxes and an interpretation issued by the Accounting Standards Committee of Germany (ASCG) approved in September 2018 interest and penalties related to income taxes have been reclassified from income tax expense to interest expense, net in the amount of €3 million for the three months ended March 31, 2018.

Statement of earnings page 2 of 10 May 2, 2019

FRESENIUS MEDICAL CARE

Segment information

unaudited

	Three month ended March 31			
	2019	**2018**	Change	Change at cc
Total				
Revenue in € million	4,133	3,976	3.9%	-0.8%
Operating income (EBIT) in € million	537	497	8.0%	3.2%
Operating income margin in %	13.0%	12.5%		
Delivered EBIT in € million	480	446	7.6%	3.2%
Days sales outstanding (DSO)	83	85		
Employees (full-time equivalents)	118,308	114,831		
North America				
Revenue in € million	2,887	2,774	4.0%	-3.9%
Operating income (EBIT) in € million	372	362	2.8%	-3.5%
Operating income margin in %	12.9%	13.1%		
Delivered EBIT in € million	319	314	1.6%	-4.4%
Days sales outstanding (DSO)	72	73		
U.S.				
Revenue per dialysis treatment in US$	355	348	2.1%	n.a.
Cost per dialysis treatment in US$ [1]	301	289	4.0%	n.a.
EMEA				
Revenue in € million	653	636	2.6%	4.1%
Operating income (EBIT) in € million	138	109	26.5%	27.3%
Operating income margin in %	21.1%	17.1%		
Delivered EBIT in € million	136	108	26.1%	26.9%
Days sales outstanding (DSO)	96	103		
Asia-Pacific				
Revenue in € million	428	392	9.2%	5.9%
Operating income (EBIT) in € million	95	74	27.6%	24.5%
Operating income margin in %	22.1%	19.0%		
Delivered EBIT in € million	93	72	28.6%	25.6%
Days sales outstanding (DSO)	117	117		
Latin America				
Revenue in € million	161	170	-5.2%	14.2%
Operating income (EBIT) in € million	11	14	-19.3%	-24.2%
Operating income margin in %	7.1%	8.3%		
Delivered EBIT in € million	11	14	-21.3%	-26.4%
Days sales outstanding (DSO)	120	129		
Corporate				
Revenue in € million	4	4	14.4%	14.2%
Operating income (EBIT) in € million	(79)	(62)	27.3%	25.1%
Delivered EBIT in € million	(79)	(62)	27.4%	25.1%

[1] 2019 excluding the effects from the implementation of IFRS 16 cc = constant currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We calculate these non-IFRS financial measures at constant exchange rates to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter's year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

We believe that the non-IFRS financial measure Constant Currency is useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Segment information page 3 of 10 May 2, 2019

FRESENIUS MEDICAL CARE

Balance sheet

in € million, except net leverage ratio	March 31 2019 (unaudited)	March 31 2019 (unaudited)	December 31 2018 (audited)
Assets			
Current assets	7,501		7,847
Goodwill and intangible assets	14,993		12,891
Right of use assets	4,311		-
Other non-current assets	5,548		5,504
Total assets	**32,353**		**26,242**
Liabilities and equity			
Current liabilities	7,363		6,268
Non-current liabilities	11,763		7,072
Total equity	13,227		12,902
Total liabilities and equity	**32,353**		**26,242**
Equity/assets ratio	**41%**		**49%**
		excluding IFRS 16 implementation	
Debt			
Short-term debt	1,320	1,320	1,205
Short-term debt from related parties	107	107	189
Current portion of long-term debt	1,512	1,516	1,107
Current portion of long-term lease liabilities	615	-	-
Current portion of long-term lease liabilities from related parties	16	-	-
Long-term debt, less current portion	5,681	5,690	5,045
Long-term lease liabilities, less current portion	3,864	-	-
Long-term lease liabilities from related parties, less current portion	117	-	-
Total debt	**13,232**	**8,633**	**7,546**
Cash and cash equivalents	959	959	2,146
Total net debt	**12,273**	**7,674**	**5,400**
Annualized EBITDA[1]			
Operating income (EBIT)	**2,898**	**2,244**	**2,215**
Depreciation and amortization	937	770	716
Non-cash charges	45	45	45
Annualized EBITDA	**3,880**	**3,059**	**2,976**
Net leverage ratio	**3.2**	**2.5**	**1.8**

[1] EBITDA : including largest acquisitions and divestitures and excluding the gain related to divestitures of Care Coordination activities and NxStage related transaction costs.

Balance sheet page 4 of 10 May 2, 2019

Cash flow statement in € million, unaudited Three month ended March 31 Operating activities Depreciation / amortization 362 175 Net cash provided by (used in) operating activities 76 -45 Purchases of property, plant and equipment (201) (221) Capital expenditures, net (199) (218) Free cash flow (123) (263) Proceeds from divestitures 11 - Free cash flow after investing activities (1,941) (444) Cash flow page 5 of 10 May 2, 2019 Acquisitions and investments, net of divestitures(1,818)(181) Acquisitions and investments, net of cash acquired, and purchases of intangible assets(1,829)(181) In percent of revenue-3.0%-6.6% Proceeds from sale of property, plant and equipment23 Investing activities In percent of revenue1.8%-1.1% Change in working capital and other non-cash items(614)(550) Net income328330 20192018

FRESENIUS MEDICAL CARE

Revenue development

in € million, unaudited

	2019	2018	Change	Change at cc	Organic growth	Same market treatment growth[1]
Three month ended March 31						
Total revenue	**4,133**	**3,976**	**3.9%**	**-0.8%**	**6.0%**	
Health Care Services	3,317	3,209	3.4%	-2.1%	6.3%	3.5%
Thereof Dialysis Care revenue	2,957	2,648	11.7%	6.0%	6.2%	3.5%
Thereof Care Coordination revenue	360	561	-35.8%	-40.1%	7.0%	
Health Care Products	816	767	6.3%	4.3%	4.9%	
North America	**2,887**	**2,774**	**4.0%**	**-3.9%**	**6.0%**	
Health Care Services	2,680	2,590	3.5%	-4.4%	6.0%	3.7%[2]
Thereof Dialysis Care revenue	2,372	2,075	14.3%	5.6%	5.8%	3.7%[2]
Thereof Care Coordination revenue	308	515	-40.2%	-44.7%	7.4%	
Health Care Products	207	184	12.2%	3.7%	5.5%	
EMEA	**653**	**636**	**2.6%**	**4.1%**	**3.9%**	
Health Care Services	324	314	3.1%	5.2%	4.6%	3.9%
Health Care Products	329	322	2.2%	3.0%	3.3%	
Thereof Dialysis Products	310	302	2.5%	3.3%	3.7%	
Thereof Non-Dialysis Products	19	20	-3.0%	-3.0%	-3.0%	
Asia-Pacific	**428**	**392**	**9.2%**	**5.9%**	**6.5%**	
Health Care Services	199	184	8.3%	3.9%	5.0%	7.1%
Thereof Dialysis Care revenue	147	138	6.5%	1.3%	5.1%	7.1%
Thereof Care Coordination revenue	52	46	13.8%	11.7%	4.8%	
Health Care Products	229	208	10.0%	7.7%	7.7%	
Latin America	**161**	**170**	**-5.2%**	**14.2%**	**12.5%**	
Health Care Services	114	121	-5.2%	19.6%	17.2%	0.7%
Health Care Products	47	49	-5.2%	0.9%	1.1%	
Corporate	**4**	**4**	**14.4%**	**14.2%**		

[1] same market treatment growth = organic growth less price effects

[2] U.S. (excl. Mexico), same market treatment growth North America: 3.3% for the three months ended March 31 2019

Revenue development page 6 of 10 May 2, 2019

FRESENIUS MEDICAL CARE

Key metrics North America segment

unaudited — Three month ended March 31

	2019	2018	Change	Change at cc
Dialysis				
Revenue in € million	2,579	2,259	14.1%	5.5%
Operating income (EBIT) in € million	332	349	-4.7%	-10.4%
Operating income margin in %	12.9%	15.4%		
Delivered EBIT in € million	285	304	-6.4%	-11.7%
Care Coordination				
Revenue in € million	308	515	-40.2%	-44.7%
Operating income (EBIT) in € million	40	13	202.8%	179.8%
Operating income margin in %	13.0%	2.6%		
Delivered EBIT in € million	34	10	253.0%	226.2%

Key metrics Care Coordination

unaudited — Three month ended March 31

	2019	2018	Change	Change at cc
North America				
Member months under medical cost management[1]	170,903	165,797	3.1%	
Medical cost under management (in € million)[1]	1,071	1,189	-9.9%	-16.8%
Care Coordination patient encounters[1]	272,353	1,957,694	-86.1%	

[1] The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

unaudited — Three month ended March 31

	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	**3,971**	5%	29	**336,716**	4%	12,561,531	3%
North America	2,559	6%	15	205,775	4%	7,707,848	3%
EMEA	782	4%	4	65,833	4%	2,475,702	4%
Asia-Pacific	398	3%	8	31,674	5%	1,099,404	4%
Latin America	232	0%	2	33,434	6%	1,278,577	4%

Key metrics page 7 of 10 May 2, 2019

Quality data1 in % of patients North America EMEA Latin America Asia-Pacific % of patients Q1 2019 Q1 2018 Q1 2019 Q1 2018 Q1 2019 Q1 2018 Q1 2019 Q1 2018 Kt/V > 1.2 97 97 94 95 90 92 95 96 Hemoglobin = 10–12 g/dl 70 71 82 83 49 52 56 57 Calcium = 8.4–10.2 mg/dl 85 85 79 80 77 78 74 74 Albumin > 3.5 g/dl 81 80 89 88 91 90 90 89 Phosphate < 5.5 mg/dl 60 62 80 81 76 76 66 68 in days 1 Definitions of quality parameters cf. Annual Report 2018, Section "Non-Financial Group Report" (page 87) Quality data page 8 of 10 May 2, 2019 Days in hospital per patient year10.3117.57.84.343.03.6 Patients without catheter (after 90 days)8383798080808587

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures in € million, unaudited — Three month ended March 31

	2019	2018
Delivered EBIT reconciliation		
Total		
Operating income (EBIT)	537	497
less noncontrolling interests	(57)	(51)
Delivered EBIT	480	446
North America		
Operating income (EBIT)	372	362
less noncontrolling interests	(53)	(48)
Delivered EBIT	319	314
Dialysis		
Operating income (EBIT)	332	349
less noncontrolling interests	(47)	(45)
Delivered EBIT	285	304
Care Coordination		
Operating income (EBIT)	40	13
less noncontrolling interests	(6)	(3)
Delivered EBIT	34	10
EMEA		
Operating income (EBIT)	138	109
less noncontrolling interests	(2)	(1)
Delivered EBIT	136	108
Asia-Pacific		
Operating income (EBIT)	95	74
less noncontrolling interests	(2)	(2)
Delivered EBIT	93	72
Dialysis		
Operating income (EBIT)	89	68
less noncontrolling interests	(2)	(2)
Delivered EBIT	87	66
Care Coordination		
Operating income (EBIT)	6	6
less noncontrolling interests	0	0
Delivered EBIT	6	6
Latin America		
Operating income (EBIT)	11	14
less noncontrolling interests	0	0
Delivered EBIT	11	14
Corporate		
Operating income (EBIT)	(79)	(62)
less noncontrolling interests	0	0
Delivered EBIT	(79)	(62)
Reconciliation of net cash provided by operating activities to EBITDA[1]		
Total EBITDA	**899**	**672**
Interest expense, net	(108)	(83)
Income tax expense	(101)	(84)
Change in working capital and other non-cash items	(614)	(550)
Net cash provided by operating activities	**76**	(45)

[1] EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care's long-term debt instruments.

Reconciliation page 9 of 10 May 2, 2019

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures in € million, except share data, unaudited

	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs	Results 2019 Adjusted	Results 2018	Sound Q1[1]	(Gain) loss related to divestitures of Care Coordination activities	Results 2018 Adjusted	Change (adjusted results)	Change (adjusted results) at cc
Three month ended March 31												
Total revenue	**4,133**	22	(30)			**4,125**	**3,976**	(251)		**3,725**	**10.7%**	**5.6%**
Health Care Services	3,317		(1)			3,316	3,209	(251)		2,958	12.1%	6.2%
Health Care Products	816	22	(29)			809	767			767	5.5%	3.6%
North America	**2,887**	22	(30)			**2,879**	**2,774**	(251)		**2,523**	**14.1%**	**5.4%**
Health Care Services	2,680		(1)			2,679	2,590	(251)		2,339	14.5%	5.8%
thereof Dialysis Care	2,372		(1)			2,371	2,075			2,075	14.2%	5.6%
thereof Care Coordination	308					308	515	(251)		264	16.5%	7.7%
Health Care Products	207	22	(29)			200	184			184	8.6%	0.4%
EBITDA	**899**	(184)	3	16	4	**738**	**672**	(9)	13	**676**	**9.2%**	**4.3%**
Total operating income (EBIT)	**537**	(17)	11	16	4	**551**	**497**	(4)	13	**506**	**9.0%**	**4.1%**
North America	**372**	(13)	11	16	4	**390**	**362**	(4)	13	**371**	**5.2%**	**-1.3%**
Dialysis	332	(11)	11	16	4	352	349			349	1.0%	-5.2%
Care Coordination	40	(2)				38	13	(4)	13	22	72.4%	59.3%
EMEA	**138**	(1)				**137**	**109**			**109**	**25.8%**	**26.7%**
Asia-Pacific	**95**	(1)				**94**	**74**			**74**	**26.4%**	**23.3%**
Dialysis	89	(1)				88	68			68	29.8%	26.4%
Care Coordination	6	0				6	6			6	-10.6%	-10.2%
Latin America	**11**	0				**11**	**14**			**14**	**-20.9%**	**-27.0%**
Corporate	**(79)**	(2)				**(81)**	**(62)**			**(62)**	**29.4%**	**27.0%**
Interest expense, net	**108**	(42)	(8)			**58**	**83**	(10)		**73**	**-19.5%**	**-23.0%**
Income tax expense	**101**	7	5	4	1	**118**	**84**	2		**86**	**36.6%**	**30.9%**
Net income attributable to noncontrolling interests	**57**					**57**	**51**			**51**	**11.3%**	**3.1%**
Net income[2]	**271**	18	14	12	3	**318**	**279**	4	13	**296**	**7.6%**	**3.1%**
Basic earnings per share	**€0.88**	€0.06	€0.05	€0.04	€0.01	**€1.04**	**€0.91**	€0.01	€0.04	**€0.96**	**7.5%**	**3.0%**

[1] Contribution of Sound Physicians
[2] Attributable to shareholders of FMC-AG & Co. KGaA

Reconciliation non-IFRS page 10 of 10 May 2, 2019